NEWS RELEASE

February 27, 2006

CANETIC RESOURCES TRUST PROVIDES 2005 TAX INFORMATION TO FORMER UNITHOLDERS OF APF ENERGY TRUST

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust (“Canetic”) is pleased to provide 2005 tax information to former Canadian and U.S. resident unitholders of APF Energy Trust (“APF”). Canetic was created as a result of the merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) pursuant to a Plan of Arrangement effective January 5, 2006.  Previously, StarPoint and APF had merged pursuant to a Plan of Arrangement effective June 27, 2005.

2005 CANADIAN TAX INFORMATION

The information contained herein is intended to provide information for 2005 income tax reporting for Canadian resident individual former holders of APF trust units. It is not exhaustive of all income tax considerations and is not intended to constitute legal or tax advice to any former holder of APF trust units or holder of Canetic trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding APF trust units.

Tax Treatment of Distributions

APF qualified as a mutual fund trust under the Income Tax Act (Canada) (the “Tax Act”) and the trust units of APF were qualified investments for a Registered Retirement Savings Plan (“RRSP”), Registered Retirement Income Fund (“RRIF”), Registered Education Savings Plan (“RESP”) or Deferred Profit Sharing Plan (“DPSP”).

For Canadian unitholders, the monthly trust distributions were comprised of a taxable (income) portion and a tax-deferred (return of capital) portion. The taxable portion is determined directly from the calculation of APF’s taxable income and is dependent upon various tax deductions that APF may claim against its income for tax purposes for the year. The income earned by APF is subject to fluctuations in production volumes, commodity prices and cash flows during the period. Taxable amounts are reported in APF’s T3 return and allocated to individual unitholders via T3 supplementary slips prepared by APF’s transfer agent, brokers or other intermediaries. Unitholders are then generally required to include their proportionate share of this income allocation in their tax return for the year. The taxable income allocated to the regular monthly trust distributions was sufficient to account for the taxable income earned in APF for the period ended June 27, 2005.  Consequently, the Special Distribution (consisting of  APF Energy Inc. Notes and Rockyview Warrants), paid to APF unitholders of record on June 27, 2005 will be considered 100% return of capital for Canadian tax purposes.

Unitholders are required to reduce the Adjusted Cost Base (“ACB”) of their units held by the amount of the distributions considered to be a non-taxable return of capital each year. Provided the units are held as capital property, to the extent a unitholder’s ACB is reduced below zero, any future non-taxable return of capital distributions will be deemed to be a capital gain and the unitholder’s ACB will become zero. Unitholders are strongly encouraged to maintain an ongoing record of the return of capital portion of trust distributions and regularly update their ACB calculations. Each unitholder is solely responsible for his or her own ACB calculations and neither APF nor Canetic tracks these amounts nor provides advice in this respect.

Units Held within an RRSP, RRIF, RESP or DPSP

Unitholders who held APF units in a RRSP, RRIF, RESP or DPSP should not report any amount on their 2005 T1 Income Tax Return.

Units Held outside an RRSP, RRIF, RESP or DPSP

Unitholders who held APF units outside of an RRSP, RRIF, RESP or DPSP will receive a “T3 Supplementary” slip postmarked on or before March 31, 2006. APF’s Canadian registered unitholders will receive “T3 Supplementary” slips directly from APF’s transfer agent, Computershare Trust Company of Canada. APF units held through a broker or other intermediary will receive a “T3 Supplementary” slip from their broker or other intermediary and not from the transfer agent or from APF.

Canetic has determined that the regular monthly distributions received by Canadian resident APF unitholders in respect of the 2005 taxation year are 87.74% taxable (income) and 12.26% tax-deferred (return of capital). Canetic confirms the Special Distribution received by Canadian resident unitholders (APF Energy Inc Notes and Rockyview Warrants) in respect of the Plan of Arrangement effective June 27, 2005 is 100% tax-deferred (return of capital). The taxable portion of distributions are to be reported as “Other income” and will be included in Box (26) of the “T3 Supplementary” slip. Pursuant to paragraph 12(1)(m) of the Tax Act, income earned by APF in 2005 and allocated to unitholders must be reported by unitholders in their 2005 income tax returns.

2005 Summary of Canadian Tax Information

The table below summarizes, on a per unit basis, the taxability of monthly cash distributions paid and included in the 2005 “T3 Supplementary” slips, which, for Canadian tax purposes, will include distributions with record dates from January 31, 2005 to May 31, 2005.

2005 MONTHLY CASH DISTRIBUTION INFORMATION
FOR CANADIAN UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution	Taxable Amount (87.74%)	Return of Capital Amount (12.26%)
January 31, 2005	Feb 15 2005	0.1600	0.140388	0.019612
February 28, 2005	Mar 15 2005	0.1600	0.140388	0.019612
March 31, 2005	Apr 15 2005	0.1600	0.140388	0.019612
April 29, 2005	May 16 2005	0.1600	0.140388	0.019612
May 31, 2005	Jun 15 2005	0.1600	0.140388	0.019612
TOTAL		$0.80	0.701938	0.098062

The table below summarizes, on a per unit basis, the taxability of the Special Distribution paid and included in the 2005 “T3 Supplementary” slips, which, for Canadian tax purposes, is the distribution with a record date of June 27, 2005

2005 SPECIAL DISTRIBUTION INFORMATION
FOR CANADIAN UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution	Taxable Amount (0.00%)	Return of Capital Amount (100.00%)
June 27, 2005	June 27, 2005	0.730000	-	0.730000
TOTAL		$0.73	-	0.730000

Adjusted Cost Base

Former holders of APF trust units must reduce the ACB of their units by an amount equal to the cumulative cash received from distributions minus the cumulative taxable amounts reported as “Other income” on their “T3 Supplementary” slips. Provided trust units are held as capital property, the ACB is used in determining the capital gain or loss to report on disposition of the units.

2005 U.S. TAX INFORMATION

The following information is provided to assist individual U.S. unitholders in reporting distributions received from APF on their IRS form 1040 – U.S. Individual Income Tax Return for the 2005 calendar year.

The information contained herein is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any former holder of APF trust units or holder of Canetic trust units. Readers should consult their own legal or tax advisors as to their particular tax consequences of holding APF trust units.

APF Units Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 – U.S. Individual Income Tax Return if APF trust units are held within a qualified retirement plan.

APF Units Held Outside a Qualified Retirement Plan

The table below summarizes the taxability of distributions paid in 2005.

APF should be treated as a corporation and its units as equity under U.S. tax law.  Therefore, a portion of the trust’s distributions paid during the year should be considered dividends for U.S. federal income tax purposes. The dividend component is based on APF’s current and accumulated earnings and profits determined in accordance with U.S. income tax principles. APF has determined that 100.00% of the distributions paid during 2005 (including the Special Distribution of APF Energy Inc. Notes and Rockyview Warrants pursuant to the June 27, 2005 Plan of Arrangement) should be reported as a qualified dividend and, consequently, no portion of the distributions represent a tax-deferred return of capital.

In consultation with its U.S. tax advisors, Canetic believes that the 2005 APF distributions should be considered “Qualified Dividends” under the Jobs and Growth Tax Relief Reconciliation Act of 2003.  Such Qualified Dividends are eligible for the reduced tax rate applicable to long-term capital gains and are to be reported on line 9(b) of the Federal income tax return. There are certain individual circumstances, as provided on page 23 of the IRS 2005 1040 Instruction Booklet, where the dividends may not be Qualified Dividends (such as in situations where the individual unitholder does not meeting a holding period test). Where these circumstances apply, they are to be reported as Ordinary Dividends on Schedule B – Part II and line 9(a) of the Federal income tax return.

U.S. individual unitholders who hold their APF units through a broker or other intermediary should receive tax reporting information from the broker or intermediary. We expect the broker or intermediary will issue a 1099-DIV “Dividends and Distributions” or a similar substitute form. The trust is not required to prepare and file 1099-DIV forms and is providing this information in lieu of that requirement..

Unitholders are strongly encouraged to compare the 1099-DIV form received from their broker to the information provided in this press release. Investors should consult their brokers and tax advisors to ensure the proper information is accurately reflected on their tax returns.

As no portion of distributions paid during 2005 represents a return of capital, which is generally non-taxable if it is a return of your cost (or other basis) in the trust units, no adjustment to your cost (or other basis) is required for 2005.

Trust distributions paid to a non-resident of Canada are subject to a flat 15% Canadian withholding tax which is withheld and remitted. Where trust units are held outside of a qualified retirement plan, the full amount of the Canadian withholding taxes should be creditable for U.S. tax purposes in the year in which the withholding tax is applied. Canadian withholding taxes that have been withheld from your distributions should be reported on Form 1116 “Foreign Tax Credit (Individual, Estate or Trust)”. Information regarding the amount of Canadian tax withheld from 2005 distributions should be available through your broker or other intermediary and is not available from APF or Canetic.

2005 Summary of U.S. Tax Information

The following schedule summarizes, on a per unit basis, the U.S. tax treatment of monthly cash distributions paid by APF (prior to Canadian withholding tax) for the period January 1st to December 31st, 2005. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a tax-deferred return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2005 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 31 2004	Jan 17 2005	0.1600	0.822030	0.131525	0.131525	nil
Jan 31 2005	Feb 15 2005	0.1600	0.810635	0.129702	0.129702	nil
Feb 28 2005	Mar 15 2005	0.1600	0.827952	0.132472	0.132472	nil
Mar 31 2005	Apr 15 2005	0.1600	0.805218	0.128834	0.128834	nil
Apr 29 2005	May 16 2005	0.1600	0.787154	0.125945	0.125945	nil
May 31 2005	Jun 15 2005	0.1600	0.799361	0.127898	0.127898	nil
Jun 27 2005	Jun 27 2005	0.7300	0.812480	0.593110	0.593110	nil
TOTAL		$1.69		$ 1.36949	$ 1.36949	nil

(1) Bank of Canada noon rate on date of payment

Canetic Resources Trust was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust.  Canetic produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas.  The Trust has approximately a 9 year reserve life index and is one of the largest producers of conventional oil and gas in the Canadian royalty trust sector.   For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment of future plans and operations, reserve and production estimates, drilling inventory, and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in  reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at Canetic's website (www.canetictrust.com).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none Canetic undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Where reserves or production are stated on a barrel of oil equivalent  (BOE) basis, natural gas volumes have been converted to a barrel of oil  equivalent (BOE) at a ratio of six  thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.